FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                                      INDEX

Document

No.   1       Listing Particulars dated 10 May 2004
No.   2       FRN Variable Rate Fix dated 10 May 2004
No.   3       FRN Variable Rate Fix dated 10 May 2004
No.   4       FRN Variable Rate Fix dated 12 May 2004
No.   5       Doc re. Pricing Supplement dated 13 May 2004
No.   6       FRN Variable Rate Fix dated 14 May 2004
No.   7       FRN Variable Rate Fix dated 14 May 2004
No.   8       FRN Variable Rate Fix dated 14 May 2004
No.   9       FRN Variable Rate Fix dated 14 May 2004
No.  10       Employee Share Option Scheme dated 14 May 2004

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Document No. 1

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:            10 May 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE:            U.S$15,000,000,000 Euro Medium Term Note Programme
ISSUER:                      Northern Rock plc
INCORPORATED IN:             England
AUTHORISED ADVISER:          Merrill Lynch International

As Long as there are any Notes outstanding under the program, Particulars relating to the program may be obtained during usual business hours from:

Citibank N.A                 Merrill Lynch International
5 Carmelite Street           Merrill Lynch Financial Centre
London                       2 Kingedward Street
EC4T 0PA                     London
                             EC1A 1HQ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 20,000,000.00
    MATURING: 10-Nov-2005
    ISSUE DATE: 10-Nov-2003
    ISIN: XS0180138942

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-May-2004 TO 10-Aug-2004 HAS BEEN FIXED AT 4.536880 PCT

INTEREST PAYABLE VALUE 10-Aug-2004 WILL AMOUNT TO:
GBP 1,140.42 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK PLC
    GBP 3,840,000.00
    MATURING: 10-Nov-2008
    ISSUE DATE: 09-May-2003
    ISIN: XS0168553328

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-May-2004 TO 10-Aug-2004 HAS BEEN FIXED AT 4.601880 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 10-Aug-2004 WILL AMOUNT TO:
GBP 11.60 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

RE: NORTHERN ROCK PLC
    GBP 475,000.00
    MATURING: 12-May-2008
    ISSUE DATE: 09-May-2003
    ISIN: XS0168553674

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
12-May-2004 TO 12-Aug-2004 HAS BEEN FIXED AT 4.532500 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 12-Aug-2004 WILL AMOUNT TO:
GBP 11.42 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881




Document No. 5

Pricing Supplement
Issuer:                           Northern Rock plc
Series Number                     1
Description:                      Euro 2,000,000,000
Currency/ Principal Amount:       Euro
Issue Price:                      99.667 per cent
Final Exercise Date
Issue Date:                       4 May 2004
Maturity Date:                    4 May 2009
ISIN:                             XS0191449767

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 2,500,000.00
    MATURING: 13-Feb-2009
    ISSUE DATE: 19-Aug-2003
    ISIN: XS0174976695

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-May-2004 TO 13-Aug-2004 HAS BEEN FIXED AT 4.577500 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 13-Aug-2004 WILL AMOUNT TO:
GBP 1,153.78 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 7

RE: NORTHERN ROCK PLC
    EUR 500,000,000.00
    MATURING: 16-May-2006
    ISSUE DATE: 16-May-2003
    ISIN: XS0168622073

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-May-2004 TO 16-Aug-2004 HAS BEEN FIXED AT 2.193000 PCT

DAY BASIS 91/360

INTEREST PAYABLE VALUE 16-Aug-2004 WILL AMOUNT TO:
EUR 5.54 PER EUR 1,000.00 DENOMINATION
EUR 55.43 PER EUR 10,000.00 DENOMINATION
EUR 554.34 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 13-Aug-2004
    ISSUE DATE: 13-Aug-1999
    ISIN: XS0100900165

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-May-2004 TO 13-Aug-2004 HAS BEEN FIXED AT 4.547500 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 13-Aug-2004 WILL AMOUNT TO:
GBP 114.62 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 9

RE: NORTHERN ROCK PLC
    GBP 4,000,000.00
    MATURING: 24-Jly-2007
    ISSUE DATE: 13-May-2002
    ISIN: XS0148017667

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-May-2004 TO 13-Aug-2004 HAS BEEN FIXED AT 4.577500 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 13-Aug-2004 WILL AMOUNT TO:
GBP 115.06 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 10

NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern  Rock plc (the  Company)  announces  that on 7 May 2004 Carey  Langlois
Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,502,469 Shares representing 1.31% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  17 May 2004              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary